2023

MANAGEMENT INFORMATION CIRCULAR
Annual General Meeting of Shareholders
May 25, 2023

INVITATION TO OUR VIRTUAL AGM
April 3, 2023

Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual general meeting of shareholders that will be held on Thursday, May 25, 2023, at 4:00 p.m. (Toronto time). To permit a greater number of shareholders to participate, we have once again made the decision to hold a virtual annual meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board of Directors role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2022 performance and our plans for the future.
In 2023, our longtime director, Kenneth Stowe, indicated that he would not stand for re-election. We wish to thank Ken for his exceptional contributions throughout his many years on the Board, including his steadfast hand leading our Technical and Sustainability Committee. We also look forward to welcoming Shaun Usmar to our Board.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The annual general meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”) will be held on Thursday, May 25, 2023, at 4:00 p.m., Toronto time, where you will be asked to:
1.receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2022, and the auditors’ report thereon;
2.elect nine (9) directors who will serve until the next annual meeting of shareholders;
3.re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and
4.consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company (the “Directors”) and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/417375257.
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Board of Directors of the Company has fixed the close of business on April 12, 2023 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
This year Alamos is using “notice-and-access” to deliver meeting materials to shareholders. Our meeting materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2023. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.
DATED at Toronto, Ontario, this 3rd day of April, 2023.
By Order of the Board of Directors,
/s/ Nils F. Engelstad
Nils F. Engelstad
Senior Vice President, General Counsel

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	III
MEETING AND VOTING INFORMATION	6
Record Date for Voting at the Meeting	6
Notice and Access	6
How We Solicit Proxies	6
How to Vote in Advance of the Meeting	7
How to Attend the Meeting	7
How to Participate in the Meeting	7
Appointment and Revocation of Proxies	8
Provisions Relating to Voting of Proxies	8
Advice to Beneficial Shareholders of Common Shares	8
Beneficial and Registered Shareholders	9
How to obtain paper copies of the Meeting Materials	9
How many shareholders are needed to reach a quorum at the Meeting?	9
Does any shareholder own 10% or more of Alamos’ Common Shares?	10
BUSINESS OF THE MEETING	11
Receiving the Consolidated Financial Statements of Alamos Gold Inc.	11
Election of Directors	11
Appointment of Auditor	18
Advisory Resolution on Approach to Executive Compensation - “Say on Pay”	18
REPORT ON EXECUTIVE COMPENSATION	19
Compensation Discussion and Analysis	19
Base Salary	20
Annual Non-Equity Incentive	20
Company Performance	21
Long-Term Incentive Plans	29
Supplemental Executive Retirement Plan (“SERP”)	31
Independent Advice	32
Board Outreach	33
Named Executive Officer Compensation	34
Minimum Equity Ownership Requirements	39
Managing Compensation-Related Risk	40
Summary of Compensation	41
CEO Compensation	42
Termination and Resignation for Good Reason	45
Report on Director Compensation	48
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	50
The Role of the Board of Directors	50
Director Independence	51
Attendance Record in 2022 for Directors	51
Ethical Business Conduct and Conflicts of Interest	52
Board Assessment	52
Board and Executive Management Succession Planning	53
Director Education	53
Skills and Areas of Expertise	53
Board and Management Diversity	55
Director Tenure	56
Alamos Gold Inc. Management Information Circular                                    PAGE - vi

Strategic Planning	56
Risk Management	56
Committees of the Board	57
Corporate Governance and Nominating Committee	57
Human Resources Committee	58
Audit Committee	59
Technical and Sustainability Committee	60
Public Affairs Committee	60
OTHER INFORMATION	61
SCHEDULE “A” - Board of Directors Mandate	63
SCHEDULE “B” - Virtual Annual General Meeting User Guide	70

Management Information Circular                                    PAGE - vii -

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Thursday, May 25, 2023, at 4:00 p.m., Toronto time. The information set out in this Circular is given as at April 3, 2023, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars (“USD$”), unless otherwise specified. The exchange rate as at December 31, 2022 was Canadian Dollar (“CAD$”) 1.00 = USD$0.7383 and the average exchange rate for 2022 was CAD$1.00 = USD$0.7687.
Record Date for Voting at the Meeting
The Board of Directors (the “Board”) has set the close of business on April 12, 2023 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Senior Vice President, General Counsel at the following email: notice@alamosgold.com.
Notice and Access
This year the Company is using the “notice-and-access” system for the delivery of the Circular and 2022 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2022 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you receive a notice document which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2023.
Management Information Circular                                    PAGE -6-

How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, electronically and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.
The contents and the sending of this Circular have been approved by the Board.
How to Vote in Advance of the Meeting
Advance voting must be received by 4:00pm (Toronto time) on May 23, 2023. Telephone voting can be completed by calling toll-free at 1-866-732-VOTE (1-866-732-8683) or direct at 1-312-588-4290, internet voting can be completed at www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable). Mail voting can be completed by returning the form of proxy or voting instruction form in the envelope provided.

How to Attend the Meeting
Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/417375257, which will open fifteen (15) minutes prior to the Meeting on May 25, 2023 at 4:00 p.m. Registered shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the Meeting.

Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username and the Password is “alamos2023”. Computershare Trust Company of Canada (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders.
It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer have the latest version of Chrome, Safari, Edge or Firefox, and remain connected to the internet at all times during the Meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.
How to Participate at the Meeting
The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 4:00pm (Toronto time) on Thursday, May 25, 2023. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/417375257 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password “alamos2023”, and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking “I am a guest” which allows them listen to the Meeting however will not be able to vote or submit questions.
Management Information Circular                                    PAGE -7-

United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 4:00pm (Toronto time) on May 23, 2023. Please note that you MUST also register your appointment at http://www.computershare.com/alamosgold.
If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by submitting your proxy to Computershare by 4:00 pm (Toronto Time) on May 23, 2023. You MUST also go to http://www.computershare.com/alamosgold and provide Computershare with the name and email address of such appointed person, by 4:00pm (Toronto time) on May 23, 2023 so that Computershare may provide the proxyholder with a Username via email.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.
Management Information Circular                                    PAGE -8-

Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is significant to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, most of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, withhold or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of voting supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form to the beneficial shareholders, and asks beneficial shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions to the Company’s tabulation agent respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting to have the Common Shares voted.
Beneficial and Registered Shareholders
•If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.
•You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.
You are a registered shareholder if you hold a paper share certificate and your name appears directly on your share certificate.
Management Information Circular                                    PAGE -9-

How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR. To request materials before the Meeting go to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. If you are a Non-Objecting Beneficial Owner you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 15, 2023. (i.e., at least 10 calendar days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate or DRS Advice or Statement (“DRS”) and your name appears directly on your share certificate or DRS, you are a registered shareholder and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 15, 2023. (i.e., at least ten calendar days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
We need to have at least two people present at the meeting in person (or by proxy) representing not less than 25% of the total number of votes entitled to vote at the Meeting. On April 3, 2023, 394,627,541 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 12, 2023 who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.
Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the Directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017 USA	44,769,035(1)	11.38%
(1)According to Schedule 13G report filed on EDGAR on February 14, 2023 this company owned or exercised control or direction over the number of Common Shares of the Company indicated.

Management Information Circular                                    PAGE -10-

BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2022, together with the auditors’ report thereon are mailed to the Company’s registered and beneficial shareholders who requested them. The 2022 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, our profile on Electronic Data Gathering, Analysis, and Retrieval (EDGAR) at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2023.
2.    Election of Directors
At the Meeting, shareholders will be asked to elect nine (9) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”) (see “Director Independence”, on page 51, below). As such, the majority (89%) of director nominees are independent.
You can vote “for” all of these directors, vote “for” some of them and “against” others, or “against” all of them.
The following pages sets out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so. In the spring of 2023, Kenneth Stowe indicated that he will not stand for re-election. The Board and its Corporate Governance and Nominating Committee have proposed that Shaun Usmar stand for election at the Meeting.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 50.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.
Management Information Circular                                    PAGE -11-

Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada
Age: 64 Independent: Yes Securities Held Shares: 25,000 DSUs: 92,872 2022 Vote Results: 77.01% in favour
Elaine Ellingham is a geologist with over 30 years experience in mineral exploration, corporate development, investor relations and senior management for mining companies. She also spent eight years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining. She has held senior management roles at IAMGOLD Inc., Richmont Mines Inc. and currently serves as CEO of Omai Gold Mines Corp. For fifteen years she consulted to international mining companies and private equity funds, evaluating and executing corporate transactions and assisting in going-public transactions. Her former Directorships include Wallbridge Mining Company Ltd, Aurania Resources Ltd and Richmont Mines Inc, acquired by Alamos in 2017. She is currently a director of Almaden Minerals Ltd. and Omai Gold Mines Corp. Ms. Ellingham holds a Master of Science degree and a Master of Business Administration from the University of Toronto, and is a Professional Geoscientist. Ms. Ellingham has been a Director of Alamos since May 7, 2018.
Committees and Attendance
Board - 7 of 7
Human Resources Committee - 6 of 6
Technical and Sustainability Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Almaden Minerals Ltd.
Omai Gold Mines Corp.
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Finance, International Business, Environmental, Social and Governance ("ESG") and Legal.
Equity Ownership
Ms. Ellingham meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Ms. Ellingham’s securities is CAD$1,988,501. The value of Ms. Ellingham’s Common Shares is CAD$421,750.

David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada
Age: 63 Independent: Yes Securities Held Shares: - DSUs: 160,767 2022 Vote Results: 90.99% in favour
Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. He is a former Partner and Senior Vice President of Delaney Capital Management and is currently Co-President of Forthlane Partners. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.
Committees and Attendance
Board - 7 of 7
Audit Committee - 5 of 5
Corporate Governance and Nominating Committee (Chair) - 5 of 5
Overall Attendance: 100%
Other Public Boards
N/A
Areas of Expertise
Strategy and Leadership, Finance, Human Resources, Accounting, International Business, ESG and Legal.
Equity Ownership
Mr. Fleck meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Mr. Fleck’s securities is CAD$2,712,139. The value of Mr. Fleck’s Common Shares is CAD$0.

Management Information Circular                                    PAGE -12-

David Gower, M.Sc., P.Geo. Oakville, Ontario, Canada
Age: 64 Independent: Yes Securities Held Shares: 16,500 DSUs: 153,837 2022 Vote Results: 87.91% in favour
Mr. Gower has been involved in the mineral industry for over 30 years, including positions with Falconbridge Limited and Noranda Inc. (now Glencore Canada Corporation). While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. Mr. Gower has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury, Canada and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of a number of junior mineral exploration companies focused in South America and Europe with advanced projects in Spain, Brazil, Bolivia and Chile. Mr. Gower serves as CEO and Director of Emerita Resources Corp. and Nobel Resources Corp. and a Director of Halcones Precious Metals Corp. and Lithium Ionic Corp. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University. Mr. Gower has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since May 19, 2009.
Committees and Attendance
Board - 7 of 7
Human Resources Committee (Chair) - 6 of 6
Technical and Sustainability Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Emerita Resources Corp.
Nobel Resources Corp.
Lithium Ionic Corp.
Halcones Precious Metals Corp.
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Human Resources, International Business.
Equity Ownership
Mr. Gower meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Mr. Gower’s securities is CAD$2,873,585. The value of Mr. Gower’s Common Shares is CAD$278,355.

Claire Kennedy, B.A.Sc., LL.B., ICD.D, P.Eng Toronto, Ontario, Canada
Age: 56 Independent: Yes Securities Held Shares: 9,500 DSUs: 148,760 2022 Vote Results: 90.55% in favour
Ms. Kennedy is a lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is Lead Director of the Bank of Canada, Chair of Neo Performance Materials Inc. (and director since November, 2017) and Director of Constellation Software Inc. She is a member of the Dean's Advisory Committee at Rotman School of Management, a past member of the Dean's Council at Queen’s University School of Law, past Chair of the Governing Council of the University of Toronto and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a Bachelor of Applied Science degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and has completed the University of Chicago’s Booth School of Business Advanced Management Program. She was a partner of Bennett Jones LLP until July 2019 when she became Senior Advisor. She also holds the ICD.D designation from the Institute of Corporate Directors and is a licensed Professional Engineer in Ontario. Ms. Kennedy has been a Director of Alamos since November 10, 2015.
Committees and Attendance
Board - 7 of 7
Audit Committee (Chair) - 5 of 5
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Neo Performance Materials Inc.
Constellation Software Inc.
Areas of Expertise
Strategy and Leadership, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, Accounting, International Business, ESG and Legal.
Equity Ownership
Ms. Kennedy meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Ms. Kennedy’s securities is CAD$2,669,846. The value of Ms. Kennedy’s Common Shares is CAD$160,265.

Management Information Circular                                    PAGE -13-

John A. McCluskey Toronto, Ontario, Canada
Age: 63 Independent: No Securities Held Shares: 967,235(1) Options: 1,489,376 PSUs: 332,948 RSUs: 108,369 2022 Vote Results: 99.78% in favour
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO. In 1996 he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration and the 2023 Viola R. MacMillan Award given to an individual or organization demonstrating leadership in management and financing for the exploration and development of mineral resources. Mr. McCluskey is currently a Director of Orford Mining Corporation and the World Gold Council and a former Director of AuRico Metals Inc. and New Pacific Metals Corp. Mr. McCluskey has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996. Mr. McCluskey is the President and CEO of Alamos Gold Inc.
Committees and Attendance
Board - 7 of 7
Overall Attendance: 100%
Other Public Boards
Orford Mining Corporation
Areas of Expertise
Strategy and Leadership, Operations, Exploration, Metals and Mining, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, International Business and ESG and Legal.
Equity Ownership
Mr. McCluskey meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Mr. McCluskey’s securities (excluding stock options) is CAD$23,762,272. The value of Mr. McCluskey’s Common Shares is CAD$16,317,254.
(1)Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 660,726 Common Shares are held directly by Mr. McCluskey.

Monique Mercier, LL.B., M.Phil. (Oxon), Ad. E. Montreal, Québec, Canada
Age: 66 Independent: Yes Securities Held Shares: 17,010 DSUs: 72,273 2022 Vote Results: 99.15% in favour
Monique Mercier is a Corporate Director and Senior Advisor at Bennett Jones LLP. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently a Director of TMX Group Limited, Innergex Renewable Energy Inc., iA Financial Corporation Inc., and Thoracic Surgery Research Foundation of Montreal. Ms. Mercier was formerly a Director of Bank of Canada, Stornoway Diamond Corporation and the Canadian Cancer Research Society. She has received numerous awards including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.
Committees and Attendance
Board - 7 of 7
Human Resources Committee - 6 of 6
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee - 4 of 4
Overall Attendance: 100%
Other Public Boards
Innergex Renewable Energy Inc.
iA Financial Corporation Inc.
TMX Group Limited
Areas of Expertise
Strategy and Leadership, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, International Business and ESG and Legal.
Equity Ownership
Ms. Mercier meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Ms. Mercier's securities is CAD$1,506,204. The value of Ms. Mercier’s Common Shares is CAD$286,959.

Management Information Circular                                    PAGE -14-

Paul J. Murphy, B.Comm., FCPA, FCA Toronto, Ontario, Canada
Age: 72 Independent: Yes Securities Held Shares: 30,000 DSUs: 248,597 2022 Vote Results: 97.88% in favour
Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards, SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy was the Chief Financial Officer of GPM Metals Inc. from May 2012 to August 2018, Chief Financial Officer and Executive Vice-President, Finance, Guyana Goldfields Inc. from April 2010 until February 2019, Director of Continental Gold Inc. from 2010 until March 2020, and Chief Financial Officer of G2 Goldfields Inc. from March 2020 to June 2021. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University and obtained his Chartered Accountant (now known as a Chartered Professional Accountant) designation in 1975 and has been recognized as a Fellow of the Institute of Chartered Professional Accountants. Mr. Murphy is currently a Director of Generation Mining Limited and Collective Mining Ltd. and has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since February 18, 2010.
Committees and Attendance
Board (Chair) - 7 of 7
Audit Committee - 5 of 5
Corporate Governance and Nominating Committee - 5 of 5
Overall Attendance: 100%
Other Public Boards
Generation Mining Limited
Collective Mining Ltd.
Areas of Expertise
Strategy and Leadership, Exploration, Metals and Mining, Finance, Accounting and International Business.
Equity Ownership
Mr. Murphy meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Mr. Murphy’s securities is CAD$4,699,931. The value of Mr. Murphy’s Common Shares is CAD$506,100.

J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada
Age: 74 Independent: Yes Securities Held Shares: 64,600 DSUs: 116,133 2022 Vote Results: 99.20% in favour
J. Robert S. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP, Director of Onex Corporation, Wittington Investments and Chair VIA,HFR (crown corporation). He is the former Chair of the BMO Financial Group, Director of George Weston Limited and Chair of the Hospital for Sick Children. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). He is a former Director of Barrick Gold. Mr. Prichard has been a Director of Alamos since May 2, 2019.
Committees and Attendance
Board - 7 of 7
Human Resources Committee - 6 of 6
Corporate Governance and Nominating Committee - 5 of 5
Public Affairs Committee (Chair) - 4 of 4
Overall Attendance: 100%
Other Public Boards
Onex Corporation
Areas of Expertise
Strategy and Leadership, Finance, Government Affairs/Public Policy/Indigenous Relations, Human Resources, Accounting, International Business, ESG and Legal.
Equity Ownership
Mr. Prichard meets the Company’s Minimum Equity Ownership Requirements (see page 39). As at the date of this Circular, the total value of Mr. Prichard’s securities is CAD$3,048,966. The value of Mr. Prichard’s Common Shares is CAD$1,089,802.

Management Information Circular                                    PAGE -15-

Shaun Usmar, B.Sc., MBA. Toronto, Ontario, Canada
Age: 53 Independent: Yes Securities Held Shares: - DSUs: N/A 2022 Vote Results: N/A (Director Nominee)
Mr. Usmar is an international mining executive with 30 years of experience working around the globe in operational, financial and executive leadership roles in some of the world's largest and fastest growing mining companies. Mr. Usmar is the founder of Triple Flag Precious Metals Corp. and is currently the CEO and a Director. Previously, Mr. Usmar served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016.
He joined Xstrata in 2002 as a senior executive member of the management team that grew the company into one of the world's largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata's global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata's global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar serves as Chair of Make- A-Wish Canada and chairs the Audit Committee of the World Gold Council.
He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction.
Committees and Attendance
N/A (Director Nominee)
Other Public Boards
Triple Flag Precious Metals Corp.
Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Human Resources, Accounting, and International Business.
Equity Ownership
N/A (Director Nominee)

The information as to province of residence and principal occupation has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at April 3, 2023 as reported on the SEDI website at www.sedi.ca. Equity Ownership value based on number of outstanding vested or not vested units as at April 3, 2023 multiplied by the closing price of the Common Shares on the TSX at April 3, 2023 of CAD$16.87.
Management Information Circular                                    PAGE -16-

Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of Directors, a Director receives more “withheld” votes than “for” votes, the Director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any Director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matter. In the event any Director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such Director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed Director is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. (“Kew”) was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
Except as described below, no proposed Director; (i) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew Media Group Inc. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
No proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.

Management Information Circular                                    PAGE -17-

3.    Appointment of Auditor
The Board unanimously recommends that shareholders vote in favour of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Appointment of KPMG LLP as Auditor.
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors.
For the fiscal year ended December 31, 2022, KPMG LLP were paid the following fees:

Fiscal Year-End(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2022(6)	$1,084,968	$21,399	$75,854	$Nil
(1)All fees are in USD$.
(2)Fees charged for the annual financial statement audit and quarterly reviews.
(3)Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(4)Fees charged for tax compliance, tax advice, and tax planning services.
(5)Fees for services other than disclosed in any other column.
(6)Fees for 2022 include administrative charges and nominal out-of-pocket expenses billed by the Company’s external auditors.

4.    Advisory Resolution on Approach to Executive Compensation - “Say on Pay”

The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 26, 2022 Annual General and Special Meeting of Shareholders. The Say on Pay Resolution was supported by the majority (97.96%) of the votes cast on the resolution.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Nils F. Engelstad, Senior Vice President, General Counsel, by email at notice@alamosgold.com.
“BE IT RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.”
Management Information Circular                                    PAGE -18-

REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2022, the end of the most recently completed financial year of the Company, the five Named Executive Officers (“NEOs”) of the Company were: Mr. John A. McCluskey, President and Chief Executive Officer, Mr. Jamie Porter, Chief Financial Officer, Peter MacPhail, former Chief Operating Officer, Luis Chavez, Senior Vice President, Mexico and Christopher Bostwick, Senior Vice President, Technical Services.
Compensation Discussion and Analysis
The Alamos executive compensation program is designed to achieve the following objectives:
•Attract, retain, and motivate executives of the highest quality;
•Align the interests of the CEO and senior executives with the Company’s shareholders;
•Create incentives to achieve established corporate and individual performance objectives in the short and long-term;
•Properly reflect the respective duties and responsibilities of the senior executives; and
•Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term equity incentive) is designed to achieve one or more of these objectives, both in the near and long-term.
Compensation for the NEOs and the balance of the executive officers consists of a base salary, annual non-equity incentive, and annual long-term incentives in the form of stock options, restricted and/or performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of annual corporate objectives in the case of the President and CEO and in the case of all other executives, individual and corporate objectives, thereby aligning interests of the executives with the short and long-term objectives of the Company and those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation strategy is to target a market position. While the majority of the executives are targeted at the median of the Company’s defined peer group on total direct compensation, some, including the NEOs, are targeted above median to reflect the value of the role to the organization, performance experience, and tenure of the executive, and retention and/or succession planning considerations. Generally, when an executive is newly appointed, their total direct compensation is targeted below market median. Compensation is reviewed annually, and actual salary and awards are based on performance and other factors noted previously. The Company continues to place greater weighting on pay at risk, including annual non-equity incentives and long-term incentives.
Base salaries and long-term incentives for the 2022 fiscal year were established in a meeting of the HRC held on February 15, 2022 and approved by the Board on February 23, 2022. The Company’s performance for the 2022 year was reviewed by the HRC on February 17, 2023. At that meeting, 2023 base salaries, annual non-equity incentives with respect to 2022 performance and 2023 long-term incentive grants were established. All of the above was approved by the Board on February 24, 2023. Key components of the Company’s compensation plan are discussed in greater detail below.

The HRC’s executive compensation decisions were informed by information and advice from the Company’s independent compensation advisor WTW (formerly Willis Towers Watson), which provided compensation benchmarking analysis, market intelligence, analysis of company performance, and review and commentary on compensation recommendations.

Management Information Circular                                    PAGE -19-

Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications, and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, pension, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate existing executives and attract high calibre candidates. Salaries are reviewed annually based on performance levels within the Company and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, individual performance, years of experience at the executive level (tenure), and technical, management skills, leadership skills, and succession planning considerations. Annual adjustments to base salaries are assessed and recommended by the CEO to the HRC and in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
In 2022, the average ratio of NEO base salaries to their comparative peer group median (“compa-ratio”) was 102%, consistent with the Company’s strategy of aligning salaries to the median of its peer group which is represented by a 100% compa-ratio.
Annual Non-Equity Incentive
The HRC determines annual non-equity incentive awards to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO for review and approval on an annual basis. Annual non-equity incentive targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual non-equity incentive is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating, financial and ESG metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table under “Corporate Metrics”. All executives other than the CEO, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) have a 50:50 weighting of their individual and corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas the CEO is measured entirely on performance relative to corporate metrics.
While the calculation of the corporate performance component of the annual non-equity incentive awards is formulaic in nature, the Board retains discretion with respect to the amounts awarded.
Management Information Circular                                    PAGE -20-

Details of the Plan
The annual non-equity incentive plan is structured to recognize individual and Company-wide performance. Goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 150% of target. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout levels are expressed in ranges and as percentages of base salary.
Overall bonus awards (corporate and individual metrics) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Salary
John A. McCluskey, CEO	125%	138%
Jamie Porter, CFO	100%	114%
Peter MacPhail, Former COO	100%	108%
Luis Chavez, SVP, Mexico	60%	65%
Christopher Bostwick, SVP, Technical Services	60%	65%

Company Performance

2022 Operating and Financial Highlights
•Produced 460,400 ounces of gold, achieving the mid-point of annual guidance. All three operations performed well, meeting their respective production guidance
•Young-Davidson produced 192,200 ounces, driving record mine-site free cash flow1 of $101.3 million
•Island Gold produced 133,700 ounces, while self-funding $102.0 million of growth capital with the ramp up of construction activities on the Phase 3+ Expansion
•Mulatos produced 134,500 ounces, with a substantial improvement in second half production and costs following the completion of construction at La Yaqui Grande
•Sold 456,574 ounces of gold at an average realized price of $1,799 per ounce for revenues of $821.2 million
•Total cash costs1 of $884 per ounce, AISC1 of $1,204 per ounce, and cost of sales of $1,334 per ounce were in line with annual guidance
•Realized adjusted net earnings1 for the year of $107.9 million, or $0.28 per share1. Adjusted net earnings includes adjustments for a non-cash after tax inventory net realizable value adjustment at Mulatos of $22.4 million, a non-cash, after tax impairment charge of $26.7 million triggered by the sale of the Esperanza Project, a net unrealized foreign exchange loss recorded within both deferred taxes and foreign exchange of $17.7 million, and other losses totaling $4.0 million
•Reported net earnings of $37.1 million, or $0.09 per share
•Cash flow from operating activities of $298.5 million (including $361.6 million, or $0.92 per share before changes in working capital(1)
•Returned $47.3 million to shareholders, including $39.2 million paid in dividends and $8.2 million of shares repurchased under the Company's Normal Course Issuer Bid (“NCIB”) at a price of $7.41 per share
•Reported year-end 2022 Mineral Reserves of 10.5 million ounces of gold, a 2% increase from the end of 2021 having more than replaced mining depletion for the fourth consecutive year. Mineral Reserve grades also increased 3% driven by higher grade additions at Island Gold and Mulatos. Additionally, Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces and Inferred Mineral Resources increased 2% to 7.1 million ounces
•Issued three-year guidance on January 12, 2023, which included increased production guidance for 2023 and 2024. Production is expected to increase 9% in 2023 at declining costs, with an 17% decrease in AISC expected by 2025.
Management Information Circular                                    PAGE -21-

This is expected to drive strong free cash flow over the next three years while continuing to fund the Phase 3+ Expansion

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the Q4 2022 MD&A for a description and calculation of these measures.

Environment, Social and Governance Summary Performance
Health and Safety

•2022 total recordable injury frequency rate1 (“TRIFR”) of 1.59, a 22% decrease from 2021
•2022 lost time injury frequency rate1 (“LTIFR”) of 0.06, a 71% decrease from 2021
•Recipient of the Casco De Plata safety award by the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance and governance at Mulatos

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

There was one fatal accident during the year, which occurred in the fourth quarter at the Young-Davidson Mine. On the afternoon of November 29th, employees, family and friends were shocked and deeply saddened by the loss of a colleague. The tragic accident involved interaction with a piece of mobile equipment underground at the mine. The Company cooperated fully with all investigative authorities.

Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

Environment

•Zero significant environmental incidents for 2022, consistent with 2021
•Announced its Company target of a 30% reduction in absolute GHG emissions by 2030 from the 2020/2021 average baseline year, in support of Canada’s Paris Accord Commitment and the World Gold Council’s commitment for members to adopt the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD)
•Closure Plan Amendment and various additional construction permits received for the Island Gold mine, allowing for the ramp-up of Phase III+ construction activities
•Advanced both federal and provincial permitting for the Lynn Lake Gold Project

Two reportable spills occurred during the 2022 year. At Island Gold in the third quarter, 200 litres of thickener slurry leaked due to a pinhole in a pipeline. All material was collected and moved back into the containment area. The area was cleaned and remediated with no anticipated long-term effects. At Young-Davidson in the fourth quarter, a vendor’s compressed natural gas (“CNG”) trailer malfunctioned, causing the release of some of its contents. The incident was immediately reported to local authorities and investigated by the vendor to determine the cause of the release. There were no injuries reported in relation to the incident and there was no impact to air intake fans feeding underground operations. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.

Management Information Circular                                    PAGE -22-

Community

•Finalized Community Benefits Agreements with the Michipicoten First Nation, and the Batchewana First Nations for Island Gold
•Advanced the negotiation of formal participation agreements with other Indigenous communities at Island Gold and the Lynn Lake Gold Project
•Recipient of the inaugural Reconciliation Award at the Manitoba Prospectors and Developers Association Gala in recognition of the positive collaboration and engagement between Alamos and Marcel Colomb First Nation with respect to the Lynn Lake Gold Project
•Continued to support local students in Sahuaripa, Matarachi and Hermosillo, Mexico through the Company’s Scholarship Program, and continued its support of the Young Mining Professionals Scholarship Fund in Canada
•Made various donations including school and health supplies to local communities surrounding each of the Company’s operations and projects

Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.

Governance and Disclosure

•Received independent assurance over the Company’s 2021 Responsible Gold Mining Principles (“RGMP”) Progress Report and 2021 Conflict-Free Gold Report
•Published Alamos’ 2021 ESG Report and 2021 ESG Summary Tables, outlining the Company’s progress on its ESG performance across its operations, projects and offices
•Published the Lynn Lake Gold Project website to increase transparency and disclosure for local stakeholders interested in the project and associated opportunities
•Recipient of the Ethics and Values Award by the National Confederation of Industrial Chambers (CONCAMIN) for the third consecutive year at Mulatos
•Top 35% ranking in 2022 Globe and Mail Board Games, a ranking of Canada’s corporate boards
•Received an ‘A’ ESG rating within Alamos’ most recent MSCI ESG Ratings Report
•Received a ‘Medium’ ESG Risk Rating from Sustainalytics, positioning Alamos in the top 24th percentile of its industry
•Received a ‘B-’ climate change score from the Carbon Disclosure Project, ahead of the industry ‘C’ average

Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the year, the Company advanced its implementation of the RGMPs, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining. Alamos intends to publish its independently audited 2022 RGMP Report in the second quarter of 2023.

Management Information Circular                                    PAGE -23-

Corporate Metrics
In 2022, the Company achieved an overall performance rating of 110%.
The table below is a summary of the corporate metrics that were used in determining 2022 awards for executives. The results reported under the “2022 Results” column were those achieved in the 2022 year. Each metric has a range defining a threshold, target and maximum. Target, which is defined as a stretch goal, equates to 100%, threshold equates to 0% and maximum equates to 150%. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance within the same award range.
The Chair of the Board and the Chair of the HRC meet in advance of the respective year end meetings to review with management the corporate metric results for the performance year. At this meeting, a comprehensive review of annual company performance is undertaken, including discussions of events or impacts - positive or negative - that are outside management’s control or are one-time events. This includes gold price volatility, foreign exchange movements, and other one-time gains or losses which are normalized out of Financial results.
The following summarizes the Company's performance for each of the major categories for the 2022 year:

Metric	Weighting	2022 Rating
Operational and Financial	50%	46%
Safety and ESG	15%	12%
Growth and Creating Shareholder Value	35%	52%
2022 Total	100%	110%
The following table states the 2022 corporate metric targets and the 2022 rating, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

Corporate Metric	Weighting	Description	Target (1) (100%)	2022 Rating
1. Operational and Financial - 50%
Global Gold Production	15%	Sum of gold production at all sites.	440,000 - 480,000 oz	12.6%
Global Total Cash Costs per Ounce	5%	Consolidated total cash costs per ounce sold, including government and third party royalties.	$875 - $925 per oz	5.1%
Global All-In Sustaining Costs per Ounce (AISC)	2.5%	Consolidated AISC per ounce sold as defined in Alamos's MD&A; AISC includes sustaining capital, sustaining and capitalized exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses / gains.	$1,190 - $1,240 per oz	2.4%
Global Sustaining Mine-Sites Capital Expenditures	2.5%	Total mine-site sustaining capital - fixed assets, capital development, and capitalized stripping.	$90 - $105	2.6%
Adjusted Earnings per share (after Taxes, excluding FX impact/other gains & losses)(2)	7.5%	Based on the Company's Board approved budget. The above metrics are normalized to adjust for differences against budget that are not within management’s direct control or ability to influence, including gold price and foreign exchange movements.		6.8%
Operating Cash Flow Per Share(2)	5%			4.9%
Free Cash Flow Per Share(2)	5%			4.9%
Return on Equity(2)	7.5%			6.8%
2. Safety and ESG - 15%
Safety	5%	Total Recordable Injury Frequency Rate (TRIFR) of 1.90.	2.2	0%
Management Information Circular                                    PAGE -24-

Sustainability	5%	Progress implementation of Sustainability Performance Management framework.	As per Description	6.0%
Community		Advance formal participation agreements with various stakeholders across our operations and development projects.	As per Description
Climate Change		(i) Develop site-based energy management plans aimed to reduce GHG emission intensity. (ii) Advance TCFD alignment and related disclosures.	As per Description
Tailings Management
(i)Establish an Independent Tailings Review Board (ITRB).
(ii) Confirm all site are fully compliant with Alamos' Tailings Management Standard.
(iii) Align our tailings management governance and oversight with the Global Industry Standard on Tailings Management (GISTM).

Environmental	5%	No more than 2 moderate incidents as a target and not to exceed 3. Zero score if there are any major or catastrophic incidents.	2 or less Moderate 0 Major	6.0%
3. Growth and Creating Shareholder Value - 35%
Reserve/Resource Development and Exploration	10%	Maintain mine life, by adding mineral reserves / resources equivalent to mined out depletion. Overall objective for 2022 to add Mineral Reserve and Resources ounces globally.	Board Discretion	15.0%
Internal Growth and Project Advancement	5%	Financials (5%) 1. La Yaqui Grande (33% weight) (a) USD$55 million budget to complete construction. 2. Island Gold Phase 3+ (67% weight) (a) C$134 million budget for 2022.	Board Discretion	6.5%
	10%
Qualitative (10%) – Internal project advancement will be assessed based on the following key milestones for 2022
1. La Yaqui Grande (20% weight)
(a) Production by July
(b) 10ktpd steady state run rate

2. Lynn Lake (30% weight)
(a) Substantial progress on federal and provincial EA
(b) Advance IBA discussions
(c) Progress on Feasibility Study, expected to be released after EA receipt

3. Island Gold P3+ (50% weight)
(a) Closure Plan Amendment in Q1
(b) Commence shaft pre-sink by mid-year and complete by end of year
(c) Updated Island Gold Phase 3+ mine plan by mid-year
(d) Advance IBA discussions
(e) Advance mill and paste plant detailed engineering
			Board Discretion	15%
Strategic Matters / M&A	10%	Accretive M&A, strategic, financing or other transactions.	Board Discretion	15%
Total	100%			110%
(1)Each metric has a range defining a threshold, target and maximum. Target is defined as a stretch goal and equates to 100%, threshold equates to 0% and maximum equates to 150%.
(2)These metrics are calculated in accordance with IFRS and the targets each year are based on the Company's Board approved budget. The existing metrics are good reflections of the Company`s economic performance and ability to generate risk-adjusted, after-tax returns. The focus on `returns` is something that differentiates Alamos from its peers as we`ve historically had double the average ROE of our peers. When computing performance, these metrics are normalized to adjust for items that are not within management’s direct control or ability to influence. Such adjustments should include normalizing for:
(1) Commodity prices (gold and silver).
(2) FX rates – adjusting for unrealized foreign exchange gains and losses.
(3) Gains or losses on portfolio investments.
(4) Unusual or one-time other gains and losses (these should be clearly identified and explained by management why adjusted for), including impairment charges, mark-to-market adjustments and debt settlement costs.
(5) M&A (cash spending or share issuances) or transaction related costs as these should be evaluated as part of the growth or M&A metric.

Management Information Circular                                    PAGE -25-

Performance Graph
The following graph compares the yearly percentage change in the cumulative performance of the Company’s Common Shares with the S&P/TSX Global Gold Index for the period from January 1, 2018 to December 31, 2022 assuming a $100 investment in its Common Shares.
Over the five-year period from January 1, 2018 through December 31, 2022, the Company's share price increased 67%, for an annualized return of approximately 11%. The Company’s share price outperformed the TSX Global Gold Index which increased 42% over the same five-year period, including significantly outperforming since the end of 2018. The Company was the top performing gold equity in 2022.

Comparison of Performance since January 1, 2018 between the Company’s Common Shares and the S&P/TSX Global Gold Index.

Relative Performance
Executive compensation decisions at Alamos reflect a comprehensive assessment of the Company’s performance, including its performance across several key financial, operational and ESG metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs depict the analysis of relative performance that the HRC took into consideration to form its pay decisions at year end. Specifically, the HRC reviewed the 1-year, 3-year and 5-year performance of Alamos against the thirteen companies that make up the Company’s performance peer group (page 33) on the following categories of measures:
•    Return metrics;
•    Growth metrics; and
•    Per share growth metrics.

Management Information Circular                                    PAGE -26-

Overall, Alamos has performed above the median of its performance (PSU) peer group. On average across all metrics assessed by WTW, Alamos ranks at the 58th, 49th, and 45th percentile on a 1, 3, and 5-year basis, respectively.

Relative Performance - Return Metrics vs. Peers
Alamos was a top performing gold stock in 2022, scoring at the 99th percentile ranking on total shareholder return (“TSR”) on a 1-year basis. Alamos also ranked above the median across four return metrics (TSR, return on assets, return on invested capital, and return on equity,) on a one-year basis, on average. The Company also performed strongly on TSR on a three-year and five-year basis, helping to bring its overall average ranking on return measures across all three time periods above the median.

Relative Performance - Growth Metrics vs. Peers
On growth measures (growth in operating cash flow, EBITDA, gold production, and reserves), Alamos ranks at the median on average across all three time periods, with strong one-year performance offsetting slightly below median performance on a three-year and five-year basis. Alamos performed particularly strongly on growth of Mineral Reserves, which was well above the median in all time periods.
Management Information Circular                                    PAGE -27-

Relative Performance - Per Share Growth Metrics
Alamos’ relative growth performance on a per share basis also ranks above median across all three time periods on average. The Company’s average ranking is at the 56th percentile based on 1-year performance, 58th percentile on 3-year performance, and 43rd percentile on 5-year performance.
Management Information Circular                                    PAGE -28-

Long-Term Incentive Plans

The Company’s Long-term Incentive Plan (“LTIP”) provides for awards of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 61 for further details of the LTIP.
Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. To align the interest of executives with those of shareholders, each officer is awarded a long-term incentive package on entering service, and annual grants which are reviewed and approved by the Board.
In 2022, the Company introduced a new methodology for determining LTI grants for executives, establishing LTI targets as a percentage of base salary, similar to STI targets.  The CEO’s target award opportunity is determined by the HRC/Board and informed by market analysis. In 2022 the LTIP target for the CEO was 240% of base salary.  Target range for other executives are: 150% -170% of salary for the CFO and COO, 100% - 135% for SVPs, and 100% - 130% for VPs. Actual LTI grants reflect performance and other considerations and are reviewed and approved by the Board.

In 2022, the Company also added RSUs to the annual grant mix for executives.  The award was weighted 50% PSUs, 25% RSUs and 25% stock options.

Performance Share Units
The Board approved a PSU grant for executives under the LTIP on February 25, 2022. The PSU parameters are as follows:
1.    Performance Measure
The Company uses relative TSR, consistent with a common market practice in PSU plans.
2.    Performance Periods
As per the terms of the LTIP adopted by Alamos in 2022, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year, three years after the calendar year grant date. As such, the performance periods have been defined as:
•Performance Period One = Date of Grant to 1st Year Anniversary
•Performance Period Two = 1st Year Anniversary to 2nd Year Anniversary
•Performance Period Three = 2nd Year Anniversary to 3rd Year Anniversary
•Cumulative Performance Period = Date of Grant to 3rd Year Anniversary
The PSUs vest on the 3rd anniversary from the date of grant (end of Cumulative Performance Period). As per the LTIP, PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within 30 days of the vesting date.
Management Information Circular                                    PAGE -29-

3.    Performance Period Weightings
To ensure the performance factor for PSUs are focused on the long-term, the performance period weightings are as follows:
•Performance Period One - 20%
•Performance Period Two - 20%
•Performance Period Three - 20%
•Cumulative Performance Period - 40%

4.    2022 Performance Peer Group
Refer to page 33 for the 2022 performance peer group.
5.    Performance Payout Factor (scale)
The number of PSUs that will vest is subject to:
•Completion of the vesting period; and
•Company performance relative to the performance peer group.

The scale below reflects the level of risk embedded in the LTIP. There is the possibility of a zero payout (performance below P25) and the upper end of the scale has been set at a factor of 150% for performance above the 75th percentile. One hundred percent of payout has been mapped to the median or better for performance relative to peers. That said, in the case of a cumulative negative TSR, the payout factor will be capped at 100% even if TSR is above the 50th percentile of the peer group. Vesting is linear and vesting will be interpolated for any performance ranking that falls between the stated goals below.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Payout Factor (as a %)
Below 25th Percentile	0
25th Percentile	50
40th Percentile	80
50th Percentile	100
60th Percentile	120
70th Percentile	140
75th Percentile and above	150

Stock Options
The LTIP also provides for the grant of non-transferable options to purchase Common Shares of the Company at exercise price not lower than the Market Price of the Shares on the grant date. Stock options granted in 2022 vest in three equal tranches (33%) starting on the first anniversary of the grant date, and expire seven years from the date of grant.
Management Information Circular                                    PAGE -30-

Restricted Share Units
The LTIP provides for the grant of RSUs to executives. RSUs granted to NEOs in 2022 vest in three equal tranches (33%) starting on the first anniversary of the grant date. All vested RSUs under this grant are to be settled no later than one month from November 30th of the third year from date of grant.

Supplemental Executive Retirement Plan
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. On July 26, 2022 the Board approved an amendment to the SERP that was administrative in nature driven by a change of third-party administrator. The Company credits 12% of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation and the executive does not contribute a cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon retirement, which has been defined in the SERP as any time following the end of the month in which the executive turns sixty-five (65) (“Normal Retirement Date”), the executive is entitled to the SERP vested amount.
The Executive’s entitlement under the SERP shall immediately vest upon a cessation of employment due to the incurrence of a Total and Permanent Disability and shall be deemed to be the Executive’s SERP account immediately prior to their disability retirement date.
In the case of normal retirement, resignation and termination, the Corporation has the option to approve vesting of the SERP account, in consideration for the departing executive performing their duties in good faith during the notice period and as expected by the Company.
If the vested portion of the SERP account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada).
Management Information Circular                                    PAGE -31-

The table below outlines the notional value of each NEO's SERP as at December 31, 2022 in USD$ converted at the year-end 2022 exchange rate CAD$1.00=USD$0.7383.

Name	Accumulated Value at Start of Year (USD$)	Compensatory Change (2022) (USD$)	Accumulated Value at Year-end (USD$)
John A. McCluskey	$1,704,237	$156,214	$1,860,451
Jamie Porter	$792,245	$95,608	$887,853
Peter MacPhail, Former COO	$1,004,087	$48,407	$1,052,494
Luis Chavez, SVP, Mexico[1]	N/A	N/A	N/A
Christopher Bostwick, SVP, Technical Services	$399,734	$32,870	$432,604
(1)Dr. Chavez does not participate in the SERP.

Independent Advice

The Company paid the fees outlined below for independent compensation advisory services in conjunction with the annual executive and Director compensation review for the years indicated.

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2022 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2022 to provide compensation advice and other related services. WTW provided the following services in respect of 2022:
•Researched and reviewed the 2022 compensation and performance peer groups;
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$144,584	Nil
2021 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2021 to provide compensation advice and other related services. WTW provided the following services in respect of 2021:
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$100,471	Nil
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and excludes HST.
Any services performed by an independent compensation advisory firm requires HRC approval and the Chair of the HRC approves all invoices for work performed by such firms. In 2021 and 2022, the HRC reviewed and considered the information and advice provided by WTW, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the final decisions with respect to executive compensation after considering the HRC’s recommendations. WTW was first retained by the Company in 2017.
Management Information Circular                                    PAGE -32-

Board Outreach
The Board is committed to aligning executive pay with the performance of the Company and in doing so is committed to its outreach program with representatives and advisors to institutional investors, when deemed to be required or when requested. Several advisory groups declined meetings in 2022, citing no ongoing concerns.

Peer Group - Executive Compensation
The HRC and subsequently, the Board, reviewed and approved the peer group for 2022 executive compensation (consisting of base salaries, and annual non-equity incentive targets and long-term incentives) at the October 25, 2021 Board meeting. The companies that were selected to be a part of the peer group fell within a range of between 0.5 and 2.5-times Alamos’ Last Twelve Months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization. As a result of the annual review of the Company peer group which was recommended by WTW, Kirkland Lake Gold and OceanaGold Inc. were removed from the peer group in 2022 and Dundee Precious Metals Inc. and Lundin Gold Inc. were added. Given the acquisition in March 2022 by Newcrest Mining Limited, Pretium Resources Inc. was also removed from the peer group.
The peer group selected for 2022 was as follows:

B2Gold Corp.	Centerra Gold Inc.	Dundee Precious Metals Inc.
Eldorado Gold Corp.	Equinox Gold	IAMGOLD Corp.
Lundin Gold Inc.	New Gold Inc.	Pan American Silver Corp.
Pretium Resources Inc.	SSR Mining Inc.	Torex Gold Resources
Yamana Gold Inc.

Peer Group - Performance
The HRC and subsequently, the Board, reviewed and approved the peer group for the 2022 Performance Share Unit (“PSU”) grant at the October 25, 2021 Board meeting. The performance peer group selected is the same peer group as above for executive compensation except for the addition of Endeavour Mining Corporation and removal of Pan American Silver Corporation. In addition, the Performance peer group includes the S&P/TSX Global Gold Index.

B2Gold Corp.	Centerra Gold Inc.	Dundee Precious Metals Inc.
Eldorado Gold Corp.	Endeavour Mining Corp.	Equinox Gold Corp.
IAMGOLD Corp.	Lundin Gold Inc.	New Gold Inc.
Pretium Resources Inc.	SSR Mining Inc.	Torex Gold Resources
Yamana Gold Inc.	S&P TSX Global Gold Index

Management Information Circular                                    PAGE -33-

Named Executive Officer Compensation

John A. McCluskey, President and Chief Executive Officer
The CEO is to be the leader of an effective and cohesive management team, sets the tone for the Company by exemplifying consistent values of high ethical standards and fairness, leads the Company in defining its vision, is the main spokesperson for the Company, and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with, and is accountable, to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2022 was attributable to broad achievement of the corporate objectives, including the operational success at the Canadian operations, continued exploration success at Island Gold, and achieving certain strategic milestones.

2022 Achievements	Compensation in USD$(1)	2022 ($)	2021 ($)	2020 ($)
•Led the management team in the successful execution of corporate strategy •Oversight of construction and operations, including the commissioning of the La Yaqui Grande mine in Mexico •Oversight of the successful global exploration program, which resulted in overall increases to reserves and measured and indicated resources •Oversight of the Company's ESG initiatives, which resulted in recognition through numerous awards and sustained improvements to Alamos' rankings with rating agencies •Leading the M&A strategy and execution	Base Salary(2)	$711,048	$718,020	$612,035
Annual Incentive	$977,690	$762,896	$897,652
Stock Options	$426,629	$815,352	$557,870
Performance Share Units	$853,257	$829,694	$783,407
Restricted Share Units	$426,629	—	—
Total Direct Compensation	$3,395,253	$3,125,962	$2,850,964
Year over Year Change	9%	10%	8%
Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
2022 Pay Mix	Level Required(3)	Share/Equity Holdings(4)	Share Price at April 3, 2023(5) (USD$)	Total Value (USD$)	Multiple
3 times base salary	1,398,160	$12.56	$17,560,889	25.6x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7687 (2022), CAD$1.00 = USD$0.7978 (2021), and USD$0.7461 (2020).
(2)Effective April 1, 2020 and through June 30, 2020, Mr. McCluskey voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$54,688 and this amount was donated to a registered charity.
(3)Effective April 3, 2023, Mr. McCluskey’s equity ownership requirement as an NEO is in excess of 3 times base salary.
(4) Share/equity holdings as at December 31, 2022.
(5)April 3, 2023 closing share price on NYSE.

Management Information Circular                                    PAGE -34-

Jamie Porter, Chief Financial Officer
Mr. Porter has over 20 years of experience in the mining industry. He joined Alamos in 2005 as Controller and was promoted to Vice President of Finance in 2008. He has served as Alamos’ Chief Financial Officer since 2011. As CFO, Mr. Porter reports to the CEO and manages the Company’s financial reporting, internal control, treasury, information technology, investor relations and corporate development functions. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Porter’s 2022 compensation was based on specific objectives and his bonus in 2022 was based on his contribution towards the Company achieving its corporate objectives. Mr. Porter resigned from his position as CFO with an effective date of April 28, 2023.

2022 Achievements	Compensation in USD$(1)	2022 ($)	2021 ($)	2020 ($)
•Oversight of the Company’s strong financial performance, including revenues of $821.2 million and operating cash flow (before changes in working capital) of $361.6 million, while maintaining balance sheet strength ($129.8 million cash and no debt as of December 31, 2022)
•Delivered on a successful capital allocation program that resulted in significant returns to shareholders via dividends and share repurchases
•Achieved company-wide cost and capital guidance despite significant industry wide inflationary pressures
•Completed the sale of the non-core Esperanza Silver project and a sale of a stream/royalty portfolio
Base Salary(2)	$440,388	$443,736	$377,713
Annual Incentive	$500,942	$393,816	$462,321
Stock Options	$172,958	$349,436	$241,742
Performance Share Units	$345,915	$355,583	$317,092
Restricted Share Units	$172,958	—	—
Total Direct Compensation	$1,633,160	$1,542,572	$1,398,868
Year over Year Change	6%	10%	5%
Share Ownership - Mr. Porter exceeds the equity ownership requirement
2022 Pay Mix	Level Required(3)	Share/Equity Holdings(4)	Share Price at April 3, 2023(5) (USD$)	Total Value (USD$)	Multiple
2 times base salary	302,676	$12.56	$3,801,610	8.9x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7687 (2022), CAD$1.00 = USD$0.7978 (2021), and USD$0.7461 (2020).
(2)Effective April 1, 2020 and through June 30, 2020, Mr. Porter voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$33,750 and this amount was donated to a registered charity.
(3)Effective April 3, 2023, Mr. Porter’s equity ownership requirement as an NEO is in excess of 2 times base salary.
(4)Share/equity holdings as at December 31, 2022.
(5)April 3, 2023 closing share price on NYSE.
Management Information Circular                                    PAGE -35-

Peter MacPhail, Former Chief Operating Officer (“COO”)
Peter MacPhail has over 30 years of operational experience in Canada, Mexico and Australia. Mr. MacPhail has been the Chief Operating Officer since having joined Alamos in the merger with AuRico Gold Inc. He was the Chief Operating Officer of AuRico, having joined in 2011 through AuRico’s acquisition of Northgate Minerals. He served in the same capacity for eight years at Northgate. As COO, Mr. MacPhail contributes to the establishment of the Company’s operational, financial, and sustainability objectives. Mr. MacPhail retired from his COO position effective September 1, 2022. Mr. MacPhail’s pro-rated bonus in 2022 was based on performance against the corporate metrics and his 2022 achievements

2022 Achievements	Compensation in USD$(1)	2022 ($)	2021 ($)	2020 ($)
•Supported the achievement of production and cost guidance, in a highly inflationary environment •Oversight of completion of construction of La Yaqui Grande on-time, resulting in a significant increase in production from Mexico in H2-2022 •Oversight of the Phase 3+ expansion at Island Gold, included related permitting and construction activities •Oversight of company-wide health, safety and environmental programs •Advanced stakeholder engagement/relationships with local communities and First Nations	Base Salary(2)	$290,774	$443,736	$377,713
Annual Incentive	$312,582	$360,536	$462,321
Stock Options	$166,424	$349,436	$241,742
Performance Share Units	$332,847	$355,583	$317,092
Restricted Share Units	$166,424	—	—
Total Direct Compensation	$1,269,050	$1,509,292	$1,398,868
Year over Year Change	(16)%	8%	7%
2022 Pay Mix	Share Ownership - N/A
Level Required	Share/Equity Holdings	Share Price at April 3, 2023 (USD$)	Total Value (USD$)	Multiple
N/A	N/A	N/A	N/A	N/A

(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7687 (2022), CAD$1.00 = USD$0.7978 (2021), and USD$0.7461 (2020).
(2) Effective April 1, 2020 and through June 30, 2020, Mr. MacPhail voluntarily reduced his base salary by 25% in alignment with the temporary suspension of the Island Gold and Mulatos mines. As a result, his 2020 salary was reduced by, CAD$33,750 and this amount was donated to a registered charity. Lower base salary in 2022 is a reflection of Mr. MacPhail's retirement on September 1, 2022.

Management Information Circular                                    PAGE -36-

Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez has over 30 years of experience in the mining sector and joined Alamos Gold in the merger with AuRico Gold Inc. in 2015. As Senior Vice President of Mexico, Dr. Chavez is responsible for government relations, regulatory affairs at the community, state and federal levels, land management and permitting matters in Mexico. Dr. Chavez’s 2022 bonus was based on performance against the corporate metrics and his 2022 achievements.

2022 Achievements	Compensation in USD$ (1)	2022 ($)	2021 ($)	2020 ($)
•Supported the sale of the non-core Esperanza Silver project •Successfully completed negotiations to obtain access for exploration projects •Maintaining Ejido land agreements and relationships in good standing •Worked closely with government and private institutions to enhance Alamos Gold brand and assure compliance at all aspects of the operation	Base Salary	$325,800	$317,800	$310,000
Annual Incentive	$210,141	$165,863	$195,300
Stock Options	$89,938	$174,718	$120,872
Performance Share Units	$179,876	$177,792	$158,549
Restricted Share Units	$89,938	—	—
Total Direct Compensation	$895,693	$836,173	$784,721
Year over Year Change	7%	7%	7%
2022 Pay Mix	Share Ownership - Dr. Chavez exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings(3)	Share Price at April 3, 2023(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	175,691	$12.56	$2,206,680	7.3x
(1)Dr. Chavez is compensated in USD as per his employment agreement.
(2)Effective April 3, 2023, Mr. Chavez’s equity ownership requirement as an NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2022.
(4)April 3, 2023 closing share price on NYSE.
Management Information Circular                                    PAGE -37-

Chris Bostwick, Senior Vice President, Technical Services
.Chris Bostwick has over 30 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick joined Alamos Gold as Vice President, Technical Services in the merger with AuRico Gold Inc. He has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa and Russia. As Senior Vice President of Technical Services, Mr. Bostwick is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick’s 2022 bonus was based on performance against the corporate metrics and his 2022 achievements.
2022 Achievements	Compensation in USD$ (1)	2022 ($)	2021 ($)	2020 ($)
•Oversight of continuous improvement initiatives across the Company’s mine sites •Oversight of Mineral Reserves and Resources, which reported 2022 Mineral Reserves of 10.5 million ounces, up from 10.3 million ounces at the end of 2021 with 9% increases at each of Island Gold and Mulatos more than offsetting mining depletion •Oversight of the pre-feasibility level Phase 3+ Expansion Study at Island Gold • Oversight of value-engineering initiatives for the Lynn Lake development project	Base Salary	$312,477	$315,131	$287,249
Annual Incentive	$201,548	$165,276	$198,201
Stock Options	$91,091	$174,718	$120,872
Performance Share Units	$182,182	$177,792	$158,549
Restricted Share Units	$91,091	—	—
Total Direct Compensation	$878,388	$832,917	$764,871
Year over Year Change	5%	9%	6%
2022 Pay Mix	Share Ownership - Mr. Bostwick exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings(3)	Share Price at April 3, 2023(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	158,759	$12.56	$1,994,013	6.6x
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7687 (2022), CAD$1.00 = USD$0.7978 (2021), and USD$0.7461 (2020).
(2)Effective April 3, 2023, Mr. Bostwick’s equity ownership requirement as an NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2022.
(4)April 3, 2023 closing share price on NYSE.

Management Information Circular                                    PAGE -38-

Cost of Management Analysis
The table below shows the total compensation paid to our named executive officers as a percentage of revenue and EBITDA in the fiscal year 2022.

NEO Compensation (USD $mm)	Total Compensation as a Percentage of Financial Metrics
	Revenue	EBITDA(1)
$8.7	1.1%	2.5%
(1)EBITDA is a non-GAAP measure. See page 38 of the Company’s Management Discussion and Analysis for the year ended December 31, 2022.
Minimum Equity Ownership Requirements
On March 31, 2016, the Company adopted Minimum Equity Ownership Requirements for Directors and Officers. On February 23, 2021, the Board of Directors approved increases to the Minimum Equity Ownership Requirements. The current requirements are stated below. Alamos non-executive Directors are required to own Common Shares or DSUs having an aggregate value equivalent to five (5) times their annual cash retainer, and the independent Chair of the Board of Directors is required to own four (4) times the annual cash retainer. Directors are expected to achieve this threshold by the date that is the three-year anniversary of becoming a Director. The CEO is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to three (3) times his annual base salary. The remaining NEOs are required to own Alamos Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to two (2) times his or her annual base salary. Each of the other executive officers is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Officers are expected to gradually achieve these ownership levels over a period of five years from the date on which they became executive officers.
The Company values shares held by executives and Directors based on the greater between the cost of acquisition and the current fair market value.
Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary/ retainer(1)	Required ownership as a value ($)(2)	PSUs Outstanding(3)(4) (USD$)	RSUs Outstanding (USD$)	DSUs Outstanding(3) (USD$)	Personal Shareholdings(3) (USD$)	Total Holdings (USD$)	Share ownership as multiple of base salary/ retainer
John McCluskey	3.0x	$2,059,883	$4,575,595	$731,457	—	$12,253,837	$17,560,889	25.6x
Jamie Porter	2.0x	$850,527	$1,887,617	$296,529	—	$1,617,464	$3,801,610	8.9x
Peter MacPhail	2.0x	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Luis Chavez	2.0x	$602,599	$954,686	$154,187	—	$1,097,807	$2,206,680	7.3x
Christopher Bostwick	2.0x	$603,490	$959,659	$156,184	—	$878,170	$1,994,013	6.6x
Paul Murphy	4.0x	$653,224	—	—	$2,961,070	$376,800	$3,337,870	20.4x
Kenneth Stowe	5.0x	$259,805	—	—	$1,794,171	$37,680	$1,831,851	35.3x
David Fleck	5.0x	$259,805	—	—	$1,881,023	—	$1,881,023	36.2x
David Gower	5.0x	$259,805	—	—	$1,794,171	$207,240	$2,001,411	38.5x
Claire Kennedy	5.0x	$259,805	—	—	$1,730,529	$119,320	$1,849,849	35.6x
Elaine Ellingham	5.0x	$259,805	—	—	$1,030,008	$439,600	$1,469,608	28.3x
Robert Prichard	5.0x	$259,805	—	—	$1,294,898	$811,376	$2,106,274	40.5x
Monique Mercier	5.0x	$259,805	—	—	$771,812	$213,646	$985,458	18.9x
(1)Based on 2021 Board recommendation as at February 23, 2021.
(2)Required ownership based on 2022 base salary/retainer in USD converted at the closing share price and fx rate on April 3, 2023 of CAD$1.00 = USD$0.7423.
(3)Value based on number of outstanding vested or not vested units as at December 31, 2022 multiplied by the closing price of the Common Shares on the NYSE at April 3, 2023 of USD$12.56.
(4) An assumed performance factor of 100% was applied to the PSUs.

Management Information Circular                                    PAGE -39-

Managing Compensation Related Risk
The Board and the HRC have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by Directors and executive officers:
•The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.
•Other than in the case of the CEO whose incentive compensation award is based solely on achievement of corporate objectives, incentive compensation awards are based upon achievement of both corporate and individual objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance-based compensation, with short and long-term performance conditions.
Each Director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Minimum Equity Ownership Requirements”).
•The HRC has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.
•The long-term incentives available to executives are subject to vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.
•The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:
◦the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;
◦the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
◦the incentive compensation payment received would have been lower had the financial results been properly reported.
•The Company’s Insider Trading Policy prohibits Directors, officers, employees or any other or person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or, (c) pledge securities of the Company as collateral.
Management Information Circular                                    PAGE -40-

Summary of Compensation
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2022, 2021, and 2020. All figures are in United States dollars unless otherwise indicated. 2022 Compensation earned in Canadian dollars has been converted into United States dollars at the average 2022 exchange rate of CAD$1.00 = USD$0.7687.

Name	Year	Salary USD$	Share-based Awards (1) (USD$)	Option-based Awards (2) (USD$)	Annual Non-Equity Incentive (USD$)	Pension(8) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
John McCluskey(3) President and Chief Executive Officer	2022	$711,048	$1,279,886	$426,629	$977,690	$202,649	$64,986	$3,662,888
	2021	$718,020	$829,694	$815,352	$762,896	$177,710	$65,998	$3,369,670
	2020	$612,035	$783,407	$557,870	$897,652	$186,059	$60,166	$3,097,189
Jamie Porter(4) Chief Financial Officer	2022	$440,388	$518,873	$172,958	$500,942	$112,960	$27,646	$1,773,766
	2021	$443,736	$355,583	$349,436	$393,816	$100,506	$26,669	$1,669,747
	2020	$377,713	$317,092	$241,742	$462,321	$103,826	$23,920	$1,526,614
Peter MacPhail(5) Former Chief Operating Officer	2022	$290,774	$499,271	$166,424	$312,582	$72,403	$16,460	$1,357,913
	2021	$443,736	$355,583	$349,436	$360,536	$96,513	$27,609	$1,633,414
	2020	$377,713	$317,092	$241,742	$462,321	$103,826	$24,843	$1,527,537
Luis Chavez(6) Senior Vice President, Mexico	2022	$325,800	$269,814	$89,938	$210,141	$0	$41,964	$937,657
	2021	$317,800	$177,792	$174,718	$165,863	$0	$41,568	$877,741
	2020	$310,000	$158,549	$120,872	$195,300	$0	$40,969	$825,690
Christopher Bostwick(7) Senior Vice President, Technical Services	2022	$312,477	$273,273	$91,091	$201,548	$61,683	$20,486	$960,557
	2021	$315,131	$177,792	$174,718	$165,276	$57,611	$20,239	$910,767
	2020	$287,249	$158,549	$120,872	$198,201	$58,254	$18,015	$841,140
(1)In 2020, 2021, and 2022 NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $9.65 (2022), CAD $9.34 (2021), and CAD $8.25 (2020), being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)The grant date fair value of option-based awards for 2022 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	1.42%	1.53%
Expected dividend yield	1.2%	1.2%
Expected stock price volatility	50%	56%
Expected option life, based on terms of the grants (months)	30	78
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)Mr. McCluskey received a salary increase effective January 1, 2022 from CAD$900,000 to CAD$925,000. "All Other Compensation” in 2022 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(4)Mr. Porter received a salary increase effective January 1, 2022 from CAD$556.200 to CAD$572,900 based on his performance and salary relative to market. “All Other Compensation” in 2022 includes executive supplemental medical health coverage and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(5) Mr. MacPhail received a salary increase effective January 1, 2022 from CAD$556,200 to CAD$567,400 based on his performance and salary relative to market. “All Other Compensation” in 2022 includes executive supplemental medical health coverage, parking fees, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains. His salary is for January 1, 2022 - August 31, 2023 as he retired September 1, 2022.
(6) Mr. Chavez received a salary increase effective January 1, 2022 from USD$317,800 to USD$325,800 based on his performance and salary relative to market. “All Other Compensation” in 2022 includes enhanced medical health coverage, and the value of the employer match of his share purchases under the ESPP.
(7) Mr. Bostwick received a salary increase effective January 1, 2022 from CAD$394,600 to CAD$406,500 based on his performance and salary relative to market. “All Other Compensation” in 2022 includes executive supplemental medical health coverage, and the value of the employer match of his share
Management Information Circular                                    PAGE -41-

purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(8)Values reported are the employer contributions. Investment income details are reported in the SERP Summary table.

CEO Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2022 was 2.07 times, consistent with 2021 at 2.0 times. This differential reflects the level of responsibility of the CEO.
CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and its alignment to the principle of pay for performance, the HRC reviews “look back” analysis to ensure compensation outcomes are reasonable considering performance. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and “realizable” pay to our total shareholder return. Disclosed pay captures the intended value of compensation awarded at grant date value, while realizable pay measures the actual value of compensation earned by taking into consideration the current share price (measured as of December 31, 2022).

Disclosed Pay captures the grant date value of compensation awarded each year between 2018 and 2022, equal to what is reported in the Summary Compensation Table but in CAD to negate any exchange rate impact. This includes salary + bonus paid + grant date fair market value of share and option-based awards for each year.

Realizable Pay includes compensation paid out (salary + bonus paid each year + the realized gains from exercising options granted from each of the years 2018-2022 + the actual payout value of PSUs granted during this period) and the market value of unrealized compensation (the market value of unvested PSUs + in-the-money value of unexercised 2018-2022 options based on Alamos’ share price as at December 31, 2022).

As shown below, CEO realizable pay exceeds disclosed pay for each of the past five years, reflecting the Company’s strong TSR performance during the period. Alamos achieved a total return of 74.9% from 2018-2022, compared to 53.9% for the TSX Global Gold Index.

Management Information Circular                                    PAGE -42-

CEO Disclosed vs Realizable Pay
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
President & CEO Total Direct Compensation (CAD)
100%
50%
0%
-50%
Total Shareholder Return (AGI.TO / Global Gold Index)
2018
2019
2020
2021
2022
Disclosed Compensation
President & CEO Realizable Pay
Alamos Gold Inc. (AGI.TO)
S&P/TSX Global Gold Index

Notes:
• Disclosed Pay captures the grant date value of compensation awarded each year between 2018 and 2022, equal to what is reported in the Summary Compensation Table but in CAD to negate any exchange rate impact. This includes salary + bonus paid + grant date fair market value of share and option-based awards for each year.
• Realizable Pay includes salary + bonus paid each year, + the realized gains from exercising options granted from each of the years 2018-2022 + the actual payout value of PSUs granted during this period, + the unrealized portion (the market value of unvested PSUs + in-the-money value of unexercised 2018-2022 options based on the Company’s share price as at December 31, 2022 of CAD$13.69).

Management Information Circular                                    PAGE -43-

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs and RSUs) held by the NEOs as at December 31, 2022. Values are in United States dollars converted at year-end rate for 2022 of CAD$1.00 = USD$0.7383 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (USD$)
John McCluskey	162,791	$9.62	06/03/2024	$489,168
	292,300	$6.56	05/03/2025	$1,538,690
	250,000	$6.58	13/03/2026	$1,312,328
	228,659	$7.63	09/01/2027	$1,023,043
	280,000	$9.34	08/03/2028	$899,249
	152,055	$9.65	07/03/2029	$453,539

Jamie Porter	63,953	$9.62	06/03/2024	$192,171
	40,900	$6.56	05/03/2025	$215,301
	108,333	$6.58	13/03/2026	$568,674
	99,085	$7.63	09/01/2027	$443,316
	120,000	$9.34	08/03/2028	$385,393
	61,644	$9.65	07/03/2029	$183,868

Peter MacPhail	108,333	$6.58	13/03/2026	$568,674
	99,085	$7.63	09/01/2027	$443,316
	120,000	$9.34	08/03/2028	$385,393
	59,315	$9.65	07/03/2029	$176,921

Luis Chavez	31,977	$9.62	06/03/2024	$96,087
	49,453	$7.63	09/01/2027	$221,258
	60,000	$9.34	08/03/2028	$192,696
	32,055	$9.65	07/03/2029	$95,611

Christopher Bostwick	31,977	$9.62	06/03/2024	$96,087
	17,166	$6.56	05/03/2025	$90,363
	36,111	$6.58	13/03/2026	$189,558
	49,543	$7.63	09/01/2027	$221,660
	60,000	$9.34	08/03/2028	$192,696
	32,466	$9.65	07/03/2029	$96,837
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2022 of CAD$13.69 and includes both vested and unvested stock options.

Name	Share-based Awards
	Number of Unvested PSUs and RSUs	Number of Vested PSUs and RSUs	Market or Payout Value of PSUs and RSUs that have not Vested (USD$)(1)(2)	Market or Payout Value of Vested PSUs and RSUs not Paid Out or Distributed (USD$)
John McCluskey	422,534	-	$4,270,689	-
Jamie Porter	173,899	-	$1,757,654	-
Peter MacPhail	171,223	-	$1,730,607	-
Luis Chavez	88,367	-	$893,154	-
Christopher Bostwick	88,839	-	$897,925	-
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2022 of CAD$13.69.
(2)PSUs valued based on assumption of 100% performance vesting.
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Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2022. Values are in United States dollars converted at the average rate for 2022 of CAD$1.00 = USD$0.7687 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (USD$)	Value vested Share-based Awards during the year (USD$)	Non-equity incentive plan compensation - Value earned during the year (USD$)
John A. McCluskey	$428,262	$1,020,748	$977,690
Jamie Porter	$185,112	$442,325	$500,942
Peter MacPhail	$185,112	$442,325	$312,582
Luis Chavez	$73,897	$221,158	$210,141
Chris Bostwick	$126,259	$221,158	$201,548

Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2022
The table below summarizes the realized gains on stock options exercised by NEOs in 2022:

Name	Gains Realized on Stock Options (USD$)	Gains Realized on Restricted Share Units (USD$)	Gains Realized on Performance Share Units (USD$)
John McCluskey	$1,854,393	-	$1,038,145
Jamie Porter	$362,794	-	$449,864
Peter MacPhail	$35,673	-	$449,864
Luis Chavez	$418,337	-	$224,927
Chris Bostwick	$509,200	-	$224,927

Stock Option Re-pricing
No stock options held by the NEOs are permitted to be nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2022.
Termination and Resignation for Good Reason
As at December 31, 2022, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the term of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three (3) years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of
Management Information Circular                                    PAGE -45-

all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months’ base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three (3) years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$925,000 effective January 1, 2022 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,500 medical benefit allowance as part of an executive medical plan established in 2010 and increased in 2021. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$5,790 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for an annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company’s ESPP.
Jamie Porter, CFO
Mr. Jamie Porter acts as CFO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$572,900 effective January 1, 2022 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Porter also has an annual medical benefit with a private health care provider valued at CAD$4,820 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Porter is also eligible for an annual cash bonus. Mr. Porter is entitled to 25 days of paid vacation each year. Mr. Porter participates in the Company’s ESPP. Mr. Porter resigned from his position as CFO with an effective date of April 28, 2023.

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Peter MacPhail, Former COO

Mr. Peter MacPhail acted as COO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. Mr. MacPhail retired on September 1, 2022 but continues to provide technical and other advisory services to the Company.

Luis Chavez, Senior Vice President, Mexico

Dr. Luis Chavez acts as Senior Vice President, Mexico of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of USD$325,800 effective January 1, 2022 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical and dental benefit program offered to all its employees in Mexico. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Dr. Chavez is also eligible for an annual cash bonus. Dr. Chavez is entitled to 20 days of paid vacation each year. Dr. Chavez participates in the Company’s ESPP.

Christopher Bostwick, Senior Vice President, Technical Services.

Mr. Christopher Bostwick acts as Senior Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$406,500 effective January 1, 2022 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Bostwick also has an annual medical benefit with a private health care provider valued at CAD$3,825 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr.Bostwick is also eligible for an annual cash bonus. Mr. Bostwick is entitled to 25 days of paid vacation each year. Mr. Bostwick participates in the Company’s ESPP.

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2022 and presented in United States dollars converted at the year-end 2022 exchange rate of CAD$1.00=USD$0.7383 and based upon year end share price of CAD$13.69:

Name	Base Fee (USD$)	3-Year Average Bonus (USD$)	Benefits (USD$)	SERP (USD$)	Option-based Awards (USD$)	Share-based Awards (USD$)	Total (USD$)(1)
John McCluskey	$1,422,096	$1,758,826	$9,560	$1,859,695	$5,716,018	$4,270,689	$15,036,884
Jamie Porter	$880,776	$904,720	$8,441	$887,492	$1,988,722	$1,757,654	$6,427,805
Peter MacPhail(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Luis Chavez	$488,700	$380,870	$38,511	-	$605,652	$893,154	$2,406,887
Christopher Bostwick	$468,716	$376,684	$7,293	$432,428	$887,202	$897,925	$3,070,248
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all vested and non-vested option awards and all vested and non-vested share-based awards as at December 31, 2022.
(2) Mr. MacPhail retired on September 1, 2022.
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Report on Director Compensation
For the year 2022, the following annual Director fees were paid to non-employee Directors as set out in the table below. In early 2023, these fees were increased by 10%. Directors may elect to receive all or a portion of their annual Directors’ fees, committee chairperson fees and committee members fees in DSUs, in addition to receiving other DSUs that comprise total director compensation.

Position	Fees (1) (USD$)
Chair of the Board	$169,114
Board Member	$53,809
Audit Committee Chair	$23,061
Technical and Sustainability Committee Chair	$17,680
Human Resources Committee Chair	$16,981
Corporate Governance and Nominating Committee Chair	$16,981
Public Affairs Committee Chair	$16,981
Member - Audit Committee	$11,531
Member - Technical and Sustainability Committee	$11,531
Member - Human Resources Committee	$7,687
Member - Corporate Governance and Nominating Committee	$7,687
Member - Public Affairs Committee	$7,687
(1)Values are in United States dollars converted at the average rate for 2022 of CAD$1.00 = USD$0.7687.

The Board reviewed and approved Director compensation - annual retainer for the Chair and Board members, committee chair and member fees on February 23, 2022. The Board Chair's mix of retainer and long-term incentive grant, was changed to CAD$220,000 retainer and CAD$150,000 long-term incentive grant to align with ISS guidelines. There were no other changes to Director fees.
Directors are not paid meeting attendance fees. Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a Director.
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During the financial year ended December 31, 2022, the independent Directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2022 of CAD$1.00 = USD$0.7687.

Name	Fees Earned	Share-Based Awards - Incentive Plan Compensation(1)	All Other Compensation	Total Compensation
Paul Murphy(2)	$169,114	$116,754	-	$284,419
Elaine Ellingham	$73,027	$106,246	-	$177,954
David Fleck	$83,020	$106,246	-	$187,947
David Gower	$83,020	$106,246	-	$187,947
Claire Kennedy	$92,244	$106,246	-	$197,172
Monique Mercier	$76,870	$106,246	-	$181,798
Robert Prichard(3)	$86,863	$106,246	-	$191,791
Kenneth G. Stowe	$83,020	$106,246	-	$187,947
(1)Represents the “Value Vested During Year”. In 2022, the only form of share-based awards granted to Directors were DSUs, which vest immediately on grant and were valued at CAD$9.65 being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)Mr. Murphy has elected to take CAD$60,000 of his annual cash retainer in DSUs.
(3)Mr. Prichard has elected to receive his fees in DSUs.
Outstanding DSU Awards
Non-executive Directors may receive a portion or all of their Director’s compensation as DSUs, which represents an investment by Directors in Alamos similar to share ownership. Each Director may elect to receive all of their Director fees as DSUs. The intention of granting DSUs is to further align the interests of Directors with those of shareholders. In addition, while serving as a Director, DSUs cannot be paid out. DSUs are paid in full to the Director following termination of Board service. Each DSU vests immediately and represents the right of the Director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or after the date on which the Director ceases to hold all positions with the Company (for DSUs granted under the LTIP) and as of the Redemption Date (which is up to three (3) dates as elected by the Participant before December 31st of the year following departure).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its Directors at median of the Company’s peer group.
All incoming Directors receive an initial grant of DSUs at a value of approximately CAD$100,000 at the time of grant. The following table sets out the outstanding DSUs held by the non-executive Directors as at December 31, 2022. Values are in United States dollars converted at the year-end rate of CAD$1.00 = USD$0.7383 for unexercised value:

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Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (USD$)
Paul Murphy(2)	235,290	$2,378,266
Elaine Ellingham	82,094	$829,786
David Fleck	149,972	$1,515,892
David Gower	143,036	$1,445,776
Claire Kennedy	137,962	$1,394,490
Monique Mercier	61,503	$621,660
Robert Prichard(3)	101,713	$1,028,092
Kenneth Stowe	143,036	$1,445,776
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2022 of CAD$13.69.
(2)Mr. Murphy elected to take CAD$60,000 of his cash retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.
(3)Mr. Prichard elected to take the value of his 2022 retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, Directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent Directors meet in the absence of the non-independent Director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent Directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main
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spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.
It is expected that each Director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for Directors, having regard to whether they are independent Directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management Director, he or she shall not sit on more than five outside public company boards in addition to that of the Company. As of the date of this Circular, all of the Directors of the Company are in compliance with this policy of the Board.
Director Independence
Eight of the Company’s nine Director are “independent” within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) (“NI 58-101”) and one is not independent. John McCluskey is not an independent Director because of his position as President and CEO of the Company. The current Chair of the Board, Paul Murphy, is an independent Director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent Directors as the lead Director.
The Board is responsible for determining whether each Director is an independent Director. In 2015 the Board adopted a Director Independence Policy which assists the Board in determining whether a Director is independent within the meaning of NI 58‐101 and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each Director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such Director’s personal circumstances change in a manner that may affect the Board’s determination of whether such Director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that Director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the Director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.
Many of our Directors sit on the boards of directors of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 11. As of April 3, 2023, no members of our Board served together on the boards (or board committees) of other public companies.
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Attendance Record in 2022 for Directors
The table below summarizes the number of Board and committee meetings attended by each Director during 2022. The Director’s attendance records are also included in the Director profiles above. Each Director attended 100% of the Board meetings and committee meetings (during which time they were a member) from January 1, 2022 to December 31, 2022.
In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	7 meetings
Audit Committee	5 meetings
Human Resources Committee	6 meetings
Corporate Governance and Nominating Committee	5 meetings
Technical and Sustainability Committee	4 meetings
Public Affairs Committee	4 meetings

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Public Affairs Committee	Overall Attendance
Elaine Ellingham	7 of 7	-	6 of 6	-	4 of 4	-	100%
David Fleck	7 of 7	5 of 5	-	5 of 5*	-	-	100%
David Gower	7 of 7	-	6 of 6*	-	4 of 4	-	100%
Claire Kennedy	7 of 7	5 of 5*	-	5 of 5	-	4 of 4	100%
John A. McCluskey	7 of 7	-	-	-	-	-	100%
Monique Mercier	7 of 7	-	6 of 6	5 of 5	-	4 of 4	100%
Paul Murphy	7 of 7*	5 of 5	-	5 of 5	-	-	100%
J Robert S Prichard	7 of 7	-	6 of 6	5 of 5	-	4 of 4*	100%
Kenneth Stowe	7 of 7	5 of 5	-	-	4 of 4*	-	100%
*Chair of the Board/committee, as applicable.

Ethical Business Conduct and Conflicts of Interest

The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our Directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No Director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and Director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to Directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each Director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such Director has a conflict of interest. In addition, if a conflict of interest arises, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery, Anti-Corruption and Anti-Competition Policy in order to, among other things, encourage and promote a culture of ethical business
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conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual Directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee and the performance of individual Directors. Individual board members are also interviewed by the Chair of the Board. The detailed survey includes both a self and peer review process for each individual Director, both with respect to the Board and its committees. Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly, the Company does not have a formal term limit or retirement age for Directors.

Board and Executive Management Succession Planning
The CGNC oversees executive management succession. Succession planning is discussed at each meeting of the CGNC. In 2018, the CGNC also commenced a multi-year Board succession planning exercise. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy. The Director Education Policy, provides, among other things, reimbursement of expenses for Director courses and self-study. A number of our Directors hold the ICD.D designation from the Institute of Corporate Directors and in connection with the same are required to maintain a certain minimum number of professional education hours. The Directors that are part of the Technical and Sustainability Committee regularly attended site visits.
•In August 2022, the Board (with the exception of Ms. Ellingham and Mr. Stowe) and certain members of management attended an education session with outside advisors regarding Indigenous matters in Manitoba.
•In June 2022, the Technical and Sustainability Committee and Mr. Prichard conducted a visit of the Mulatos Site and La Yaqui Project in Mexico.
•In October 2023, the Board and senior management, as part of their annual strategy retreat, participated in an economic update and mining specific M&A education session with a prominent Canadian investment bank.

For purposes of orientation, all new Directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a Director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of Directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages Directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board committees, including maintaining relevant professional designations.
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Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our Directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new Directors in the future. The following table shows the number of Directors who have particular expertise according to the self-assessments which each of them completed in early 2023.
Director Individual Skills and Expertise Matrix

Skills and Expertise	Elaine Ellingham	David Fleck	David Gower	Claire Kennedy	John McCluskey	Monique Mercier	Paul Murphy	Robert Prichard	Shaun Usmar	Number of Alamos Directors with Expertise
Strategy and Leadership Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.	«	«	«	«	«	«	«	«	«	9
Operations Experience with a leading mining or resource company with operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.	«		«		«					3
Exploration Experience managing and evaluating exploration projects, together with relevant expertise in exploration best practices, the geology of ore deposits, as well as resource and reserve evaluation methods.	«		«		«		«			4
Metals and Mining Knowledge of the mining industry, market, international regulatory environment and stakeholder management.	«		«		«		«		«	5
Finance Experience in the field of finance, investment and/or in mergers and acquisitions.	«	«		«	«	«	«	«	«	8
Government Affairs, Public Policy, Indigenous Relations A thorough understanding of government affairs and relevant public policy considerations, including regarding jurisdictional risks for mine development and operations, and a thorough understanding of policies and best practices as regards to relations with Indigenous Peoples.				«	«	«		«		4
Human Resources Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.		«	«	«	«	«		«	«	7
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Skills and Expertise	Elaine Ellingham	David Fleck	David Gower	Claire Kennedy	John McCluskey	Monique Mercier	Paul Murphy	Robert Prichard	Shaun Usmar	Number of Alamos Directors with Expertise
Accounting Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.		«		«			«	«	«	5
International Business Experience working in a major organization that carries on business in one or more international jurisdictions.	«	«	«	«	«	«	«	«	«	9
Environmental, Social and Governance (“ESG”) and Legal Knowledge of ESG standards, corporate governance best practices and legal issues facing directors and operations of publicly listed entities.	«	«		«	«	«		«		6
Board and Management Diversity
The independent members of the Board are currently comprised of 37.5% (3 of 8) women and the senior management team is comprised of 13.3% (2 of 15) women. Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.
In 2016, the Board adopted a written Diversity Policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:
•Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•Consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;
•Consider the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as management and in general with regard to succession planning for the Board and management; and
•When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
Recognizing the need for considered and effective progression in respect of the Diversity Policy, success will be measured based on, among other things, the relative increase in diversity on the Board and in senior management positions over a multi-year period.
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In 2023, there are three female candidates that will stand for re-election to the Board out of a total of nine directors. The Board has set a gender diversity objective for the Board of no less than 33% of independent Directors being female. The Company currently meets this objective.
We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nominations or appointment and over time will achieve even greater gender diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. Management, along with the CGNC will periodically and at a minimum, annually, report to the Board on the implementation of the Company’s Diversity Policy.
The Company is currently in the process of adding a Vice President, Human Resources due to the resignation of the individual previously in that role in late 2022. As well, following Jamie Porter’s resignation in March 2023 and the announcement that Greg Fisher (currently Senior Vice President, Finance) would be appointed CFO effective May 1, 2023, a search is underway for an additional senior (Vice President level) finance executive.
Director Tenure
Rather than instituting a policy of defining fixed terms or mandatory retirement for Directors, the Board will continue working on making the Board better through an ongoing review of the performance of the Board as a whole; as well as, individual Director performance. The following chart lists each of our current Directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the below data suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge.

Name	Approx. Years	First Appointment Date
Elaine Ellingham	5	May 7, 2018
David Fleck	9	March 10, 2014(1)
David Gower	14	May 19, 2009(2)
Claire Kennedy	7	November 10, 2015
John McCluskey (Founder)	26	July, 1996(3)
Paul Murphy	13	February 18, 2010(4)
J. Robert S. Prichard	4	May 2, 2019
Monique Mercier	4	May 2, 2019
Shaun Usmar	-	First time Nominee
(1)Mr. Fleck, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since March 10, 2014.
(2)Mr. Gower, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since May 19, 2009.
(3)Mr. McCluskey, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since July 1996.
(4)Mr. Murphy, has been a director since July 2, 2015, before which he was a director of a predecessor to the company since February 18, 2010.
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Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management and the Board annually meet for separate and collective off-site strategy meetings. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.
Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and CEO, CFO, COO, Senior Vice President, General Counsel (Chair), Senior Vice President, Finance, Senior Vice President, Projects, Vice President, Sustainability and External Affairs and Director, Internal Audit and Risk Management. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently five standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee and the Public Affairs Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.
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Corporate Governance and Nominating Committee
Members:             David Fleck (Chair), Paul Murphy, Claire Kennedy, Monique Mercier, and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a Director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”).
The mandate of the CGNC requires that it shall be comprised of no less than three (3) Directors, all of whom are independent. At the end of 2022, the CGNC was comprised of five (5) independent Directors.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company and monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to Director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required) assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual Directors which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as Directors, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as Directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate) the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual Directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.
Management Information Circular                                    PAGE -58-

Human Resources Committee
Members:            David Gower (Chair), Elaine Ellingham, Monique Mercier and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        6 meetings
Attendance:            100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO; evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the Directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company.
The process by which the HRC determines the compensation for the issuer’s Directors and officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO, executive management and Director compensation. For a detailed description of how compensation was determined see the “Report on Executive Compensation”.
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.
For the year 2022, the following advisory services were retained:

Services	Executive Compensation-Related Fees(1)	All Other Fees(1)
2022 Director and Executive Compensation-related Fees
WTW
Management retained WTW in 2022 to provide compensation advice and other related services. WTW provided the following services in respect of 2022:
•Researched and reviewed the 2022 compensation and performance peer groups;
•Reviewed executive and Director compensation benchmarking and recommendations for the HRC;
•Conducted Pay for Performance analysis;
•Reviewed management information circular; and
•Provided advice on other executive and board-level matters.
	CAD$144,584	Nil
(1)Reported Associated Fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and also includes HST.
WTW provided non-compensation advisory services. WTW was first retained by the Company in 2017. The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in or purchased the following surveys in 2022:
•Korn Ferry Hay Global Mining Review Survey; and
•Mercer Mining Industry Compensation Survey.
The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Claw-back Policy and Minimum Equity Ownership Policy.

Management Information Circular                                    PAGE -59-

Audit Committee

Members:            Claire Kennedy (Chair), Paul Murphy, David Fleck, Kenneth Stowe
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. In addition, if and when required, the Audit Committee reviews the fairness of related party agreements and arrangements between the Company and related parties, as well as, the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Company’s Code of Business Conduct and Ethics. A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under National Instrument 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Claire Kennedy, Paul Murphy, David Fleck and Kenneth Stowe is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.
Technical and Sustainability Committee
Members:            Kenneth Stowe (Chair), Elaine Ellingham and David Gower
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
Site Visits:            Mulatos site and La Yaqui Grande Project site.

The mandate of the Technical and Sustainability Committee is to oversee Alamos’ technical, environmental (including any impacts as a result of climate change), health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Technical and Sustainability Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommends best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Technical and Sustainability Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’ operations on the environment and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’ operations. The Technical and Sustainability Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.
Management Information Circular                                    PAGE -60-

Public Affairs Committee

Members:            Robert Prichard (Chair), Monique Mercier, and Claire Kennedy
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
Site Visits:            N/A
The purpose of the Public Affairs Committee is to: (a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth as at December 31, 2022, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTIP and ESPP which were last approved by the shareholders of the Company on May 26, 2022.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,409,825	CAD$8.32	12,286,173
Equity compensation plans not approved by security holders	—	—	—
Total	7,409,825	CAD$8.32	12,286,173

The dilution level for equity instruments issued in 2022, was 0.55% as at December 31, 2022. This compares to 0.65% as at December 31, 2021.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2022 was 1.00%.
The grant rate for stock option granted in 2022 as a percentage of Common Shares outstanding as at December 31, 2022 was 0.16%.
Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2022 was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has
Management Information Circular                                    PAGE -61-

been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2022, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by Directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 27, 2023 which contains information for the year ended December 31, 2022. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who has been a Director or executive officer of the Company at any time since January 1, 2022 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2022.
Shareholders may obtain a copy of the Company’s AIF, financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3 or by email at notice@alamosgold.com.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott K. Parsons (Senior Vice President, Investor Relations) at + 1-416-368-9932 x. 5439 or by email: sparsons@alamosgold.com.
Direct Contact – Board of Directors
We welcome feedback and questions from shareholders and prospective shareholders at any time. The Board annually conducts a shareholder outreach campaign whereby they invite some of the Company’s largest institutional shareholders to discuss any issues these shareholders may have and wished to address directly with the Board. A number of Shareholders accepted this invitation, and a wide range of topic were discussed at these meetings. Shareholders can contact the Board directly by sending an email to board@alamosgold.com.
Management Information Circular                                    PAGE -62-

SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition
1.1The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.
1.2The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.
1.3The Board approves the final choice of candidates.
1.4The shareholders of the Company elect the Directors annually.
1.5The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
1.6The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.
1.7The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
2.    Responsibilities
2.1The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).
2.2In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:
(a)a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and
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(b)a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
2.3In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.
2.4In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.
2.5The Board has specifically recognized its responsibilities for:
a.hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;
b.adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;
c.overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;
d.overseeing the integrity of the internal control and management information systems of the Company;
e.oversee and review of the work by the Corporate Governance and Nominating Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;
f.ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;
g.approving and monitoring compliance with significant policies and procedures by which the Company is operated;
h.developing strong corporate governance policies and procedures for the Company;
i.ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;
j.ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;
k.ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and
l.determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.
2.6It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company.
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2.7Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.
2.8Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.
3.    Authority
3.1.The Board is authorized to carry out its responsibilities as set out in this Mandate.
3.2.The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.
3.3.The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.
3.4.The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.
3.5.The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.
3.6.The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter
Public Affairs Committee	Public Affairs Committee Charter

4.    Delegation to Management
4.1.To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:
•review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;
•prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;
•report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;
•speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;
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•comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and
•consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.
4.2.The Board expects the Chief Executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.    Meetings and Proceedings
•Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.
•The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.
•An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.
•The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment
6.1.The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.
6.2.The Board shall annually review this Mandate and update it as required.
7.    Responsibilities of Chair
7.1.The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:
a.ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;
b.ensuring that the Board works as a cohesive team with open communication;
c.ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;
d.together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and
e.together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.
7.2.The Chair is responsible for managing the Board, including:
a.preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
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b.chairing all meetings of the Board in a manner that promotes meaningful discussion;
c.adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
d.ensuring meetings are appropriate in terms of frequency, length and content;
e.ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;
f.working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the Board; and
g.fulfills the mandate and responsibilities as set out in the position description for the Chair of the Board (Schedule “B”).
7.3.The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.
7.4.The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.
7.5.At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.
7.6.The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.
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Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”) with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:
a.foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills environmental, social and governance responsibilities;
b.maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;
c.develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;
d.develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;
e.develop for approval by the Board the corporate objectives which the CEO is responsible to meet;
f.identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;
g.ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;
h.consistently strive to achieve the Company's strategic, financial and operating goals and objectives;
i.ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;
j.ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;
k.ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;
l.ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;
m.formulate and oversee the implementation of major corporate policies;
n.ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;
o.serve as the chief spokesperson for the Company;
p.comply at all times with the Company’s Code of Business Conduct and Ethics; and
q.ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

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Schedule “B”
Position Description
Chair of the Board of Directors
1.    Mandate
The Chair of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chair of the Board include the following:
a.Presiding at all meetings of the Company’s shareholders and of the Board;
b.Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;
c.During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;
d.Fostering ethical and responsible decision making by the Board and its individual members;
e.Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;
f.Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;
g.Overseeing an annual Board self-assessment;
h.Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and
i.Carrying out other responsibilities at the request of the Board.

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SCHEDULE “B”
ALAMOS GOLD INC.
VIRTUAL AGM USER GUIDE